January 17, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HWH International Corp.

Form S-1/A

Filed January 6, 2017

File No. 333-214139

To the men and women of the SEC:

On behalf of HWH International Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 13, 2017 addressed to Mr. Ho Sit Chye, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 6, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Business Information, page 12

1. We note your response to comment 1 explaining the purpose of your Hong Kong and Malaysia subsidiary structure. Please provide additional disclosure as to the purpose and material effects of the company’s Anguilla subsidiary structure.

Company Response:

The following has been added to page 12:

“The purpose of the Company’s Anguilla subsidiary structure is for the Anguilla subsidiary to act as a holding company. This subsidiary will hold the intellectual property relating to potential new markets as the Company explores the option of entering into those new markets. At the present time we do not have definitive plans for which markets we will be expanding to, but we will utilize this subsidiary to prepare for future expansion efforts.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 17, 2017

/s/ Ho Sit Chye

Ho Sit Chye

Chief Executive Officer